TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES A NI 43-101 COMPLIANT GIL

RESOURCES PRE-FEASIBILTY RESOURCE ESTIMATION

REPORT

For   Immediate   Release:   March   7,   2011.   Vancouver,   BC   –   Teryl   Resources   Corp.   (TSX   Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  wishes  to  announce  that  a  pre-feasibility  resource  estimation  for  the

Gil joint venture property in the Fairbanks, Mining District, Alaska has been received as follows:

Total  gold  resources  at  the  Gil/JV  property  for  a  heap  leach  scenario  are  514,916  ounces  of  gold contained  in  19,856,778  tons  of  mineralized  rock.  A  cutoff  grade  for  a  hypothetical  heap  leaching operation  at  the  Gil/JV  property  is  expected  to  be  0.015  oz/ton,  which  corresponds  to  the  heap  leach cutoff  grade  currently  being  used  at  the  Fort  Knox  gold  mine.  A  grade  cutoff  for  material  that  could  be sent  to  the  mill  at  Fort  Knox  is  0.0225  oz/ton.  Total  gold  resources  at  the  Gil/JV  property  for  a  run-of-mill scenario  are  309,304  ounces  of  gold  contained  in  8,505,247  tons  of  mineralized  rock.  It  is  important  to note  that  these  two  estimates  are  not  additive,  and  instead  represent  two  distinct  resource  calculations for  Gil  at  two  separate  cutoff  grades.  The  details  of  the  resource  data  are  contained  in  the  following tables.

Au-

Extraction

Class

Cutoff

Avg. Au-grade

Method

(Resource)

(oz/ton)

Above Cutoff

Tons

Ounces GOLD

Heap Leach

Measured

0.015

0.0304

2,283,057.1

69,499.1

Heap Leach

Indicated

0.015

0.0279

9,571,130.0

267,408.0

Heap Leach

Inferred

0.015

0.0222

8,002,591.0

178,009.2

TOTAL

19,856,778.0

514,916.3

Au-

Extraction

Class

Cutoff

Avg. Au-grade

Method

(Resource)

(oz/ton)

Above Cutoff

Tons

Ounces GOLD

Run-of-Mill

Measured

0.0225

0.0394

1,307,343.7

51,483.2

Run-of-Mill

Indicated

0.0225

0.0382

4,652,938.9

177,870.9

Run-of-Mill

Inferred

0.0225

0.0314

2,544,964.3

79,949.8

TOTAL

8,505,246.9

309,303.9

The geostatistical analyses and Vulcan operations  conducted  during  this  assessment  were  carried  out  by

William J.P. Robinson (M.Eng Student in  Mining Geological Engineering, Colorado School of Mines). The

methods  used  and  assumptions  made  during  this  resource  estimation  were  reviewed  by  the  Qualified

Person, Mark S. Robinson (Certified Professional Geologist #6414) and are NI43-101 compliant.

The  resources  contained  at  the  Gil/JV  gold  property  still  show  significant  potential  for  definition  and expansion  in  the  North  Gil,  Gil  Intersection  and  Sourdough  Ridge  zones.  Improved  drilling  definition  in these  areas  would  not  only  increase  the  total  resources  present  at  Gil  but  would  also  facilitate  expanding the  resources  designated  as  measured  and  indicated.  Further  exploration  drilling  should  be  conducted  in the  western  region  of  North  Gil,  in  order  to  tighten  the  drill  hole  spacing  and  better  define  the  extent  of mineralization.  The  Gil  Intersection  zone  should  be  more  thoroughly  drilled  and  considered  as  a  potential continuation  between  the  Main  Gil  and  North  Gil  mineralized  zones.  Drilling  at  Sourdough  Ridge  should focus  on  testing  the  extent  of  mineralization  along  the  central  calc-silicate  unit  (509  Trend)  to  the  NE  and

SW,  as  well  as  further  delineation  of  the  north  and  south  calc-silicate  units.  Though  drilling  to  date  hasn't provided  direct  evidence,  there  may  be  potential  for  continuity  in  grade  between  the  Main  Gil  and

Sourdough Ridge deposits.

The full report can be viewed on our website using the following link:

http://www.terylresources.com/pdf/resource_report2011.pdf

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent   of   the   Company   as   defined   in   NI43-101.     Mark   Robinson   is   a   Certified   Professional

Geologist  (CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Other  professional

societies  and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American

Geological  Institute  (AGI);  and  Alaska  Miners  Association  (AMA).   Mark  Robinson  is  a  Qualified  Person

as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

Teryl  Resources  Corp.  is  awaiting  the  completion  of  a  feasibility  study  for  the  Gil  J/V  property  that  is currently underway at the Colorado School of Mines.

To date, a total of US$10,700,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC) (80%  Kinross/20%  Teryl). To  date USD  $10.7  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  The  Company’s  other  Alaska  holdings  also  include  the

Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.   Teryl

Resources  Corp.  also  has  a  30%  interest  and  a  10%  NPI   in  the  Silverknife  1  &  2  property  in  Northern

B.C.  The Silverknife property is contiguous to Silvercorp's Silvertip silver-lead-zinc deposit which lies less

than  one  km  from  the  property  boundary.     For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.